SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                            FORM 6-K

                    REPORT OF FOREIGN ISSUER
            PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                SECURITIES EXCHANGE ACT OF 1934

                          May 17, 2000

                       CREO PRODUCTS INC.
     (Exact name of Registrant as specified in its charter)

                        3700 Gilmore Way
                  Burnaby, B.C. Canada V5G 4M1
            (Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

     Form 20-F     x          Form 40-F
                  ---                      ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes            No     x
           ---            ---

                       FOR IMMEDIATE RELEASE

        CREO CONFIRMS NEW OEM RELATIONSHIP WITH HEIDELBERG

Vancouver, BC, CANADA (May 17, 2000)   Creo Products Inc. (NASDAQ: CREO; TSE:
CRE) ("Creo") announced today that the official transition to an original equipment manufacture (OEM) relationship with Heidelberger Druckmaschinen AG ("Heidelberg") will happen on May 18, 2000. The decision to enter into the OEM agreement, and to end the Heidelberg/Creo joint venture, resulted when the two companies were unable to agree on modifications to the joint-venture agreement necessary as a result of the merger of Creo and Scitex prepress operations. The Heidelberg/Creo joint venture was first formed in June 1997.

Heidelberg and Creo have reached mutually acceptable principal terms for the OEM relationship, under which the Trendsetter(R) family of thermal platesetters and the Prinergy(TM) workflow management system will continue to be sold through both CreoScitex and Heidelberg distribution channels under the respective brands of the two companies. Existing service contracts will continue to be honored by both companies without disruption.

The manufacture of the Trendsetter line will continue in Vancouver and in Kiel for the foreseeable future. Heidelberg has agreed to provide ongoing manufacturing services for the next two years, at Creo's option.

Management representatives from both companies believe that the OEM agreement will give the respective sales and support organizations greater independence and flexibility.

                              -###-

About Creo

Based in Vancouver, Canada, Creo Products Inc. is a publicly held high-technology company focused on the application of imaging and information
technology. Through CreoScitex   its principal operating division   Creo is
leading the digital transformation of the graphic arts industry. Creo Products Inc. trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange. www.creo.com

About Heidelberg

The world leader in printing solutions, the Heidelberg Group develops and manufactures sheetfed and web offset presses, digital printing systems, electronic prepress equipment and software, as well as finishing solutions. www.heidelberg.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

These risks and uncertainties include the following: (1) The expected advantages for Creo of the transition to an OEM arrangement with Heidelberger Druckmaschinen AG may be less than expected and may adversely affect Creo's operating results and financial performance; (2) the expected cost-savings and synergies from the combination of Creo's business with the Scitex Business cannot be fully realized or take significantly longer to realize than expected;
(3) revenues from the Scitex Business are lower than expected or customer attrition and business disruption following the acquisition are greater than expected; (4) the integration of the Scitex Business into Creo's operations is more difficult, time-consuming or expensive than anticipated, or the attrition rate of key employees of the combined business is greater than expected; (5) technological changes or changes in the competitive environment adversely affect the products, market share, revenues or margins of the combined business; or (6) changes in general economic, financial or business conditions adversely affect the combined business or the markets in which it operates.

Creo, the Creo logo, CreoScitex, the CreoScitex logo, Trendsetter, and Prinergy are registered trademarks or trademarks of Creo Products Inc.